VIA EDGAR

June 11, 2025

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dale Welcome, Andrew Blume, Patrick Fullem and Jay Ingram

Re:	AIRO Group Holdings, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-285149)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on June 12, 2025, or as soon thereafter as is practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933, as amended (the “Act”):

(i)	Dates of distribution: April 10, 2025 through the date hereof.

(ii)	Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

As Representative of the several Underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Beau Bohm
Name:	Beau Bohm
Title:	Managing Director, Co-Head of ECM